



Gemini Wine & Spirits Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%
Target Raise Amount: $99,000
Offering End Date: June 3, 2025

Repayment Period: 4 years (48 months)
Minimum Raise Amount: $10,000

Company Details:

Name: Gemini Wine & Spirits Inc
Founded: September 14, 2018
Address: 2801 22nd St
San Francisco , CA 94110

Industry: Wine & Spirits Retailer
Employees: 3
Website: https://www.geminibottlesf.com/

Use of Funds Allocation:

If the maximum raise is met:

$53,014.50 (53.55%) – of the proceeds will go towards working capital- expansion of food retail offerings and operations in existing space
$40,045.50 (40.45%) – of the proceeds will go towards debt refinance- pay down the remaining balance of the seller financed purchase note to a related party, Hope Pomerantz
$5,940 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 4,924 Followers





Business Metrics:

	FY23	FY24	YTD 4/28/2025
Total Assets	$550,047	$445,517	$396,181
Cash & Cash Equivalents	$60,765	$15,712	$5,477
Accounts Receivable	$35,165	$0	$0
Short-term Debt	$167,802	$133,361	$65,488
Long-term Debt	$473,682	$442,787	$420,454
Revenue	$859,038	$754,645	$182,326
Cost of Goods Sold	$536,231	$463,235	$54,687
Taxes	$0	$0	$0
Net Income	-$101,408	-$79,780	$40,869

Recognition:

Gemini Wine & Spirits Inc (DBA Gemini Bottle Co) has been stocking their shelves with what makes them happy since 2018. Their team is dedicated, knowledgeable, and truly cares that the customers who visit them leave with a smile. They make sure to stock a wide variety of non-alcoholic beverages as well as snacks, coffee beans, and barware. They're currently expanding their selections to feature more grab-and-go style groceries.

About:

Gemini Wine & Spirits Inc (DBA Gemini Bottle Co) provides an eclectic selection of natural wines, spirits, beers, and snacks from all over the world with a focus on small, local producers from the Bay Area and all over California. They offer free weekly tastings and have a monthly wine club. They are evolving the bottle shop into a market space to offer a variety of meats, cheeses, and accoutrements to complement their extensive beverage selection.

For more information, contact our Customer Support Team at support@thesmbx.com

